Proposal to the Board of Directors of Alaunos Therapeutics (TCRT)

From: Adrian Price, on behalf of the shareholders set forth in the Schedule 13D filed October 30, 2025 (collectively, the "Group")
Re: Strategic Private Placement Investment and Appointment of Director
Date: February 20, 2026

1. Introduction

The Group, acting through its appointed representative Adrian Price, writes to the Board of Directors of Alaunos Therapeutics, Inc. ("Alaunos" or the "Company") to submit a proposal intended to strengthen the Company's financial position, improve governance alignment with shareholders, and support the pursuit of value-enhancing strategic initiatives.

As disclosed in the Group's previously filed Schedule 13D, the Group's objective is to engage constructively with the Board regarding steps that may enhance shareholder value and strategic direction.

This proposal is intended as a collaborative step toward that objective.

2. Proposed Private Placement Investment

The Group proposes to facilitate a **private placement investment of USD $7,000,000** into Alaunos, subject to mutually agreeable definitive documentation and customary closing conditions.

Investment Structure (indicative)

- Total investment: $7 million USD
- Form: Private placement of equity or equity-linked securities
- Pricing: To be negotiated in good faith, taking into account:
    - Market conditions
    - Company liquidity needs
    - Long-term shareholder alignment
- Closing: Targeted as soon as practicable following Board approval and documentation and shareholder approval (if required by Nasdaq rules)

3. Source of Funds and Proof

The Group confirms:

- Hexagon ONE Inc (BVI), Alimenta Holding Inc (BVI) and Krakatau Holding Inc (BVI) will participate in the investment consortium
- Proof of funds for the private placement will be provided to the Company as part of the proposal process
- Funding commitments are intended to be credible, timely, and executable subject to agreement

4. Governance Alignment and Board Representation

In connection with the proposed capital investment, the Group proposes that the Board appoint Gerald W. Bruce as a director. The Group has previously nominated Mr. Bruce as a director, and he has been interviewed and vetted by the Company's Nomination and Governance Committee.

The Group believes that the addition of Mr. Bruce to the Board will:

- Improve shareholder confidence
- Strengthen strategic execution capability
- Increase alignment between capital providers, governance and opportunities
- Assist the Company in pursuing transactions and operational improvements

5. Updated Group Participation and Filing Commitment

The Group further confirms:

- Hexagon ONE Inc (BVI), Alimenta Holding Inc (BVI) and Krakatau Holding Inc (BVI) will formally join the Group
- A new or amended Schedule 13D reflecting:
    - the updated group composition
    - this proposal
    - any resulting agreements

will be filed within two (2) business days following submission of this proposal, as required under applicable securities laws.

6. Strategic Rationale

The Group believes this proposal offers Alaunos:

- Immediate non-dilutive strategic support
- Meaningful capital infusion at a critical stage
- A governance structure more closely aligned with shareholder interests
- Increased credibility in pursuing partnerships, acquisitions, or restructuring initiatives

The proposal is intended to be constructive and collaborative, and the Group remains open to engaging with the Board to refine terms in a manner beneficial to the Company and all shareholders.

7. Next Steps Requested

The Group respectfully requests:

1. A meeting with the Board (or a designated committee) within 5 business days
2. Authorization to begin diligence and term-sheet negotiation
3. A coordinated timeline for documentation and public disclosure

Should the Board not engage meaningfully with the Group on this proposal within 5 business days, the Group may seek to purchase stock in the market in order to increase its shareholding and/or undertake a tender offer. We believe that this would be sub-optimal for the Company because the money used to purchase shares in the market or in a tender offer would not be used for the Company's continued growth.

In addition, if the Company does not engage meaningfully with the Group regarding this proposal within the timeframe set forth above, the Group may undertake a deliberate investor relations campaign.

8. Reservation of Rights

This letter is non-binding and intended solely as a proposal for discussion purposes. The Group reserves all rights as shareholders of the Company.

Submitted on behalf of the Group

/s/Adrian Price

Adrian Price
Representative of the Group